

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 15, 2017

Coram Williams
Chief Financial Officer
Pearson plc
80 Strand
London, WC2R 0RL
United Kingdom

> **Re: Pearson plc**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed April 3, 2017**
> **File No. 001-16055**

Dear Mr. Williams:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure